RATIO OF EARNINGS TO FIXED CHARGES

		Praxair, Inc. and Subsidiaries
				Exhibit 12.01

	Three Months Ended March 31,	Year Ended December 31,
(Dollar amounts in millions, except ratios)	2013	2012	2011	2010	2009

Pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or
loss from equity investees	$560	$2,296	$2,323	$1,964	$1,442
Capitalized interest	(20)	(70)	(62)	(62)	(55)
Depreciation of capitalized interest	5	20	22	18	17
Dividends from less than 50%-owned companies carried at equity	1	7	6	9	11
Adjusted pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income
or loss from equity investees	$546	$2,253	$2,289	$1,929	$1,415
Fixed charges
Interest on long-term and short-term debt	$40	$141	$145	$118	$133
Capitalized interest	20	70	62	62	55
Rental expenses representative of an interest factor	11	39	38	37	37
Total fixed charges	$71	$250	$245	$217	$225

Adjusted pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or
loss from equity investees plus total fixed charges	$617	$2,503	$2,534	$2,146	$1,640
RATIO OF EARNINGS TO FIXED CHARGES	8.7	10.0	10.3	9.9	7.3